

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Tim Vanderhook
Chief Executive Officer
Viant Technology Inc.
2722 Michelson Drive, Suite 100
Irvine, CA 92612

     Re: Viant Technology Inc.
         Registration Statement on Form S-1
         Filed January 15, 2021
         CIK: 0001828791

Dear Mr. Vanderhook:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2021 letter.

Registration Statement on Form S-1 filed January 15, 2021

Summary Historical Consolidated Financial Information, page 14

1.   Please revise your disclosures here and on page 78 to present the comparable GAAP measure of net loss as a percentage of gross profit with equal or greater prominence to your non-GAAP measure of adjusted EBITDA as a percentage of revenue ex-TAC. Refer to Question 102.10 of the non-GAAP C&DIs.

Key Operating and Financial Performance Metrics
Use of Non-GAAP Financial Measures, page 96

2.   We note in response to prior comment 3 you revised the discussion of adjusted EBITDA to also refer to adjusted EBITDA as a percentage of revenue ex-Tac. However, it remains unclear what a measure of adjusted EBITDA as a percentage of adjusted gross profit is intended to represent and why this measure is useful to investors. Please explain and revise accordingly.

     You may contact David Edgar, Senior Staff Accountant at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Senior Attorney at (202) 551-3477 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Stewart McDowell